Exhibit 99.1

Amdocs Limited Reports First Quarter Fiscal 2022 Results

Record Quarterly Revenue of $1.1 Billion, up 10.6% YoY(2)(3)

Strong Sales Momentum & Record 12-Month Backlog of $3.8 Billion, up 9.7% YoY

Tracking at Higher End of Fiscal 2022 Outlook Range for Expected Revenue and Diluted

Earnings Per Share Growth

Provides Outlook for Annual Revenue Growth of 6.0%-10.0% YoY(2)(3) for Three Years

Fiscal 2022-2024

First Quarter Fiscal 2022 Highlights

(All comparisons are against the prior year)

•	Record revenue of $1,105 million, up 10.6% on a pro forma(2) basis in constant currency(3) and up 1.7% as reported, including record revenue of $745 million in North America

•

GAAP diluted EPS of $1.07, above the $0.91-$0.99 guidance range, primarily due to a gain of $0.06 per share from final contingent performance-based consideration received in relation to last year’s divesture of OpenMarket

•	Non-GAAP diluted EPS of $1.20, at the higher end of the $1.15-$1.21 guidance range

•	GAAP operating income of $160 million; GAAP operating margin of 14.5%

•	Non-GAAP operating income of $194 million; non-GAAP operating margin of 17.5%, up 20 basis points while accelerating R&D investments

•	Free cash flow of $147 million, reflecting healthy cash collections, and comprised of cash flow from operations of $204 million, less $57 million in net capital expenditures and other(1)

•	Normalized free cash flow of $186 million(1)

(1)	Please refer to the Selected Financial Metrics tables below (figures may not sum because of rounding).
(2)	Pro forma growth rate excludes the financial impact of OpenMarket (which was divested on December 31, 2020) from fiscal year 2021
(3)	Revenue on a constant currency basis assumes exchange rates in the current period were unchanged from the prior period
(4)	Adjusted GAAP excludes the gain from the sale of OpenMarket, which was divested on December 31, 2020, from the current and comparable fiscal years

•	Repurchased $171 million of ordinary shares during the first fiscal quarter, up $31 million sequentially

•	Record twelve-month backlog of $3.83 billion, up approximately $140 million sequentially and up 9.7% as compared to last year’s first fiscal quarter

JERSEY CITY, NJ – February 1, 2022 – Amdocs Limited (NASDAQ: DOX), a leading provider of software and services to communications and media companies, today reported operating results for the three months ended December 31, 2021.

“We have made a great start to fiscal year 2022. Record revenue was up 10.6% on a pro forma(2) constant currency(3) basis from a year ago, driven by our best-ever quarter in North America. Our strategy to deliver market-leading innovation designed to meet the industry’s need for digital modernization, 5G monetization, journey to the cloud and network automation is continuously gaining traction. Strong first quarter sales momentum included notable awards with long-standing customers and several new logos which altogether translated to record twelve-month backlog of $3.83 billion, up 9.7% from a year ago. Additionally, we are pleased to announce the acquisition of DevOpsGroup, a boutique UK-based cloud company which complements the high-end expertise of Amdocs’ Sourced Group by bringing specialist engineering, consultancy and training services for enterprises implementing cloud and DevOps” said Shuky Sheffer, president and chief executive officer of Amdocs Management Limited.

“Amdocs is well-known for exceptional project delivery and we demonstrated this in Q1 with another record number of deployment milestones achieved for our customers. Quarterly invoicing levels and cash collections were healthy, which supported a robust level of free cash flow generation. Demonstrating our confidence in the future success of Amdocs, we also accelerated our buyback activity on a sequential basis in Q1,” said Tamar Rapaport-Dagim, chief financial officer & chief operating officer of Amdocs Management Limited.

Sheffer concluded, “Encouraged by our strong momentum, we believe revenue growth is tracking at the higher-end of our 6.0% to 10.0% guidance range for the full year fiscal 2022 on a pro forma(2), constant currency(3) basis, while delivering healthy operating profitability and strong cash flow generation. Furthermore, we are also projecting annual revenue growth of 6.0% to 10% constant currency(3) in fiscal years 2023 and 2024. Our confidence in this long-term outlook is founded on our market leading position and the durability of Amdocs’ unique business model. Moreover, we have growing visibility to a large and expanding pipeline of opportunities that we are strategically well positioned to monetize by bringing cutting edge technology and impeccable execution to address our customers’ needs.”

Revenue

(All comparisons are against the prior year period)

	In Millions
	Three months ended
	December 31, 2021
	Actual	Previous Guidance
Revenue	$1,105	$1,080- $1,120
Revenue growth, as reported(a)	1.7%
Pro forma(2) revenue growth, constant currency(3)	10.6%

•

Revenue for the first fiscal quarter of 2022 was above the midpoint of Amdocs’ guidance, despite an unfavorable impact from foreign currency movements of approximately $2 million compared to our guidance assumptions

•	Revenue for the first fiscal quarter of 2022 includes an unfavorable impact from foreign currency movements of approximately $4 million relative to the fourth quarter of fiscal 2021

Net Income and Earnings Per Share

	In thousands, except per share data
	Three months ended
	December 31,
	2021(a)	2020
GAAP Measures
Net income	$133,602	$299,632
Diluted earnings per share	$1.07	$2.28
Non-GAAP Measures
Net income	$150,135	$152,972
Diluted earnings per share	$1.20	$1.16

•

Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition related liabilities measured at fair value, equity-based compensation expenses, gain from divestiture of OpenMarket and other, net of related tax effects, in all the periods presented

•

In the first quarter of 2022 and 2021, the GAAP net income includes a gain from divestiture of OpenMarket, net of related tax effects, at the amount of $0.06 and $1.42 per share, respectively, which is excluded from the Non-GAAP net income

For further details of the reconciliation of selected financial metrics from GAAP to Non-GAAP, please refer to the tables below.

Capital Allocation: M&A Investments & Returning Cash to Shareholders

•

M&A Activity: As previously announced, on October 1, 2021, Amdocs completed the acquisition of Roam Digital, a digital consultancy agency in Southeast Asia Pacific, for a net consideration of $28 million in cash; on November 15, 2021, Amdocs completed the acquisition of DevOps Group, a cloud consultancy agency in Europe, for a net consideration of $26 million

•

Quarterly Cash Dividend Program: On February 1, 2022, the Board approved the Company’s next quarterly cash dividend payment at the new increased rate of $0.395 per share, as approved at the January 2022 annual general meeting of shareholders and set March 31, 2022 as the record date for determining the shareholders entitled to receive the dividend, which will be payable on April 29, 2022

•	Share Repurchase Activity: Repurchased $171 million of ordinary shares during the first quarter of fiscal 2022

Twelve-month Backlog

Twelve-month backlog was a record $3.83 billion at the end of the first quarter of fiscal 2022, up approximately 9.7% as compared to last year’s first fiscal quarter. Twelve-month backlog includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities.

Second Quarter Fiscal 2022 Outlook

In millions, except per share data
Q2 2022
Revenue	$1,110-$1,150
GAAP diluted EPS	$0.96-$1.04
Non-GAAP diluted EPS	$1.22-$1.28

•	Second quarter revenue guidance assumes approximately $2 million sequential unfavorable impact from foreign currency fluctuations as compared to the first quarter of fiscal 2022

•

Second quarter non-GAAP diluted EPS guidance excludes amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, and approximately $0.11-$0.13 per share of equity-based compensation expense, net of related tax effects

Full Year Fiscal 2022 Outlook

FY 2022, year-over-year growth
	Current Guidance	Previous Guidance
Revenue growth, as reported	3.4%-7.4%	3.7%-7.7%
Pro forma(2) revenue growth, constant currency(3)	6.0%-10.0%	6.0%-10.0%
GAAP diluted EPS growth	(23.0)%-(17.5)%	(23.0)%-(17.5)%
Adjusted GAAP diluted EPS growth(4)	6.0%-13.0%	6.0%-13.0%
Non-GAAP diluted EPS growth	6.3%-10.3%	6.3%-10.3%
Pro forma(2) non-GAAP diluted EPS growth	8.0%-12.0%	8.0%-12.0%

FY 2022, in millions
	Current Guidance	Previous Guidance
Free cash flow(1)	~$500	~$500
Normalized free cash flow(1)	~$650	~$650

•

Full year fiscal 2022 revenue guidance incorporates an expected unfavorable impact from foreign currency fluctuations of approximately 0.6% year-over-year as compared with an unfavorable impact of about 0.3% year-over-year previously

•

Non-GAAP diluted earnings per share growth, and pro forma(2) non-GAAP diluted earnings per share growth, excludes amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, approximately $0.46-$0.52 per share of equity-based compensation expense, gain from divestiture of OpenMarket and other, net of related tax effects. Adjusted GAAP diluted earnings per share growth, excludes gain from divestiture of OpenMarket, net of related tax effects

•	Free cash flow(1) is comprised of cash flow from operations, less net capital expenditures and other

•	Normalized free cash flow excludes expected capital expenditure of $131 million related to the new campus development in Israel, and other items

Three Year Fiscal 2022-2024 Outlook

•	In addition to our full year fiscal 2022 revenue guidance, we project revenue growth of 6.0% to 10% year-over-year on a constant currency(3) basis in each of fiscal years 2023 and 2024

•

Projecting revenue growth on an as reported basis in each of fiscal years 2023 and 2024 is not possible without unreasonable efforts given the uncertain impact of foreign exchange rates which cannot be reasonably predicted at this time

Our second fiscal quarter 2022 and full year fiscal 2022, 2023 and 2024 forward looking projections take into consideration the Company’s current expectations regarding macro and industry specific risks and various uncertainties and certain assumptions that we will discuss on our earnings conference call. However, we note that market dynamics continue to shift rapidly and we cannot predict all possible outcomes, including those resulting from the COVID-19 pandemic, including its novel strains, which has created, and continues to create, a significant amount of uncertainty, or from current and potential customer consolidation or their other strategic corporate activities.

Conference Call and Earnings Webcast Presentation Details

Amdocs will host a conference call and earnings webcast presentation on February 1, 2022 at 5:00 p.m. Eastern Time to discuss the Company’s first quarter of fiscal 2022 results. To participate, please dial +1 (844) 513-7152, or +1 (508) 637-5600 outside the United States, approximately 15 minutes before the call and enter passcode 1787597. The conference call and webcast will also be carried live on the Internet and may be accessed via the Amdocs website at https://investors.amdocs.com. Presentation slides will be available shortly before the webcast.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow and normalized free cash flow, revenue on a constant currency(3) basis, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth. These other non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition-related costs;

•	changes in certain acquisition-related liabilities measured at fair value;

•	non-recurring and unusual charges or benefits (such as a gain from divestiture of OpenMarket);

•	equity-based compensation expense;

•	other; and

•	tax effects related to the above.

Free cash flow equals cash generated by operating activities less net capital expenditures and other. Normalized free cash flow, a measure of our operating performance, is further adjusted to exclude net capital expenditures related to the new campus development, payments for non-recurring and unusual charges (such as capital gains tax in relation to the divestiture of OpenMarket), and payments of acquisition related liabilities. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow and normalized free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition-related liabilities measured at fair value, non-recurring and unusual charges or benefits, equity-based compensation expense, other and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of revenue, research and development, selling, general and administrative, operating income, interest and other expenses, net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

Supporting Resources

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About Amdocs

Amdocs helps those who build the future to make it amazing. With our market-leading portfolio of software products and services, we unlock our customers’ innovative potential, empowering them to provide next-generation communication and media experiences for both the individual end user and large enterprise customers. Our 29,000 employees around the globe are here to accelerate service providers’ migration to the cloud, enable them to differentiate in the 5G era, and digitalize and automate their operations. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $4.3 billion in fiscal 2021.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters and years. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, the duration and severity of the COVID-19 pandemic, and its impact on the global economy, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2021 filed on December 9, 2021.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(In thousands, except per share data)

	Three months ended
	December 31,
	2021(a)	2020
Revenue	$1,104,632	$1,086,343
Operating expenses:
Cost of revenue	716,718	728,716
Research and development	81,945	75,669
Selling, general and administrative	128,076	121,888
Amortization of purchased intangible assets and other	17,747	19,870

	944,486	946,143

Operating income	160,146	140,200
Interest and other expense, net	(2,562)	(6,490)
Gain from sale of a business	10,000	226,410

Income before income taxes	167,584	360,120
Income taxes	33,982	60,488

Net income	$133,602	$299,632

Basic earnings per share	$1.07	$2.29

Diluted earnings per share	$1.07	$2.28

Basic weighted average number of shares outstanding	124,502	131,125

Diluted weighted average number of shares outstanding	125,304	131,582

Cash dividends declared per share	$0.36	$0.3275

AMDOCS LIMITED

Selected Financial Metrics

(In thousands, except per share data)

	Three months ended
	December 31,
	2021(a)	2020
Revenue	$1,104,632	$1,086,343
Non-GAAP operating income	193,607	187,981
Non-GAAP net income	150,135	152,972
Non-GAAP diluted earnings per share	$1.20	$1.16
Diluted weighted average number of shares outstanding	125,304	131,582

Free Cash Flows and Normalized Free Cash Flow

(In thousands)

	Three months ended
	December 31,
	2021	2020
Net Cash Provided by Operating Activities(a)	$204,118	$416,485
Purchase of property and equipment, net(b)	(57,225)	(50,065)

Free Cash Flow	146,893	366,420
Net capital expenditures related to the new campus development	29,307	18,334
Payment of acquisition related liability	9,479	—

Normalized Free Cash Flow	$185,679	$384,754

(a)	Since January 1, 2021, OpenMarket results are not included in the Consolidated Statements of Income given its divestiture.
(b)	The amounts under “Purchase of property and equipment, net”, include proceeds from sale of property and equipment of $269 and $53 for the three months ended 31 December 2021 and 2020, respectively.

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Three months ended December 31, 2021(a)
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Gain from sale of a business	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$716,718	$—	$(7,147)	$1,027	$—	$—	$—	$710,598
Research and development	81,945	—	(1,223)	—	—	—	—	80,722
Selling, general and administrative	128,076	—	(8,371)	—	—	—	—	119,705
Amortization of purchased intangible assets and other	17,747	(17,747)	—	—	—	—	—	—

Total operating expenses	944,486	(17,747)	(16,741)	1,027	—	—	—	911,025

Operating income	160,146	17,747	16,741	(1,027)	—	—	—	193,607

Interest and other expense, net	(2,562)	—	—	—	—	(3,605)	—	(6,167)

Gain from sale of a business	10,000	—	—	—	(10,000)	—	—	—

Income taxes	33,982	—	—	—	—	—	3,323	37,305

Net income	$133,602	$17,747	$16,741	$(1,027)	$(10,000)	$(3,605)	$(3,323)	$150,135

	Three months ended December 31, 2020
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Gain from sale of a business	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$728,716	$—	$(4,941)	$(15,334)	$—	$—	$—	$708,441
Research and development	75,669	—	(832)	—	—	—	—	74,837
Selling, general and administrative	121,888	—	(6,804)	—	—	—	—	115,084
Amortization of purchased intangible assets and other	19,870	(19,870)	—	—	—	—	—	—

Total operating expenses	946,143	(19,870)	(12,577)	(15,334)	—	—	—	898,362

Operating income	140,200	19,870	12,577	15,334	—	—	—	187,981

Interest and other expense, net	(6,490)	—	—	—	—	1,199	—	(5,291)

Gain from sale of a business	226,410	—	—	—	(226,410)	—	—	—

Income taxes	60,488	—	—	—	—	—	(30,770)	29,718

Net income	$299,632	$19,870	$12,577	$15,334	$(226,410)	$1,199	$30,770	$152,972

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2021	September 30, 2021
ASSETS
Current assets
Cash and cash equivalents	$586,490	$709,064
Short-term interest-bearing investments	282,347	256,527
Accounts receivable, net, including unbilled of $146,994 and $162,278, respectively	953,970	866,819
Prepaid expenses and other current assets	255,984	235,089

Total current assets	2,078,791	2,067,499
Property and equipment, net	708,834	698,768
Lease assets	228,960	233,162
Goodwill and other intangible assets, net	2,925,988	2,881,676
Other noncurrent assets	612,904	630,669

Total assets	$6,555,477	$6,511,774

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, accruals and other	$994,981	$1,007,777
Lease liabilities	59,333	58,714
Deferred revenue	334,687	237,374

Total current liabilities	1,389,001	1,303,865
Lease liabilities	175,093	177,906
Long-term debt, net of unamortized debt issuance costs	644,694	644,553
Other noncurrent liabilities	769,883	750,266
Total Amdocs Limited Shareholders’ equity	3,534,297	3,592,675
Noncontrolling interests	42,509	42,509

Total equity	3,576,806	3,635,184

Total liabilities and equity	$6,555,477	$6,511,774

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(In thousands)

	Three months ended December 31,
	2021	2020
Cash Flow from Operating Activities:
Net income(a)	$133,602	$299,632
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	50,876	51,706
Amortization of debt issuance costs	141	137
Equity-based compensation expense	16,741	12,577
Gain from sale of a business	(10,000)	(226,410)
Deferred income taxes	4,143	(25,892)
Loss (Gain) from short-term interest-bearing investments	647	(369)
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	(84,458)	(140,817)
Prepaid expenses and other current assets	(15,696)	911
Other noncurrent assets	(11,835)	(13,984)
Lease assets and liabilities, net	2,030	11,225
Accounts payable, accrued expenses and accrued personnel	(3,053)	155,891
Deferred revenue	86,049	219,057
Income taxes payable, net	16,802	61,318
Other noncurrent liabilities	18,129	11,503

Net cash provided by operating activities	204,118	416,485

Cash Flow from Investing Activities:
Purchase of property and equipment, net(b)	(57,225)	(50,065)
Proceeds from sale of short-term interest-bearing investments	5,242	1,291
Purchase of short-term interest-bearing investments	(34,275)	(176,234)
Net cash paid for business and intangible assets acquisitions	(23,885)	(9,897)
Net cash received from sale of a business	—	290,789
Other	(548)	1,407

Net cash (used in) provided by investing activities	(110,691)	57,291

Cash Flow from Financing Activities:
Repurchase of shares	(170,904)	(90,022)
Proceeds from employee stock options exercises	6,012	12,711
Payments of dividends	(44,956)	(43,084)
Payment of contingent consideration from a business acquisition	(6,153)	—

Net cash used in financing activities	(216,001)	(120,395)

Net (decrease) increase in cash and cash equivalents	(122,574)	353,381
Cash and cash equivalents at beginning of period	709,064	983,188

Cash and cash equivalents at end of period	$586,490	$1,336,569

AMDOCS LIMITED

Supplementary Information

(In millions)

	Three months ended
	December 31, 2021(a)	September 30, 2021(a)	June 30, 2021(a)	March 31, 2021(a)	December 31, 2020
North America	$745.5	$722.8	$686.1	$679.1	$703.4
Europe	142.5	146.8	155.7	148.8	171.6
Rest of the World	216.6	217.7	224.5	220.8	211.3

Total Revenue	$1,104.6	$1,087.3	$1,066.3	$1,048.7	$1,086.3

	Three months ended
	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020
Managed Services Revenue	$659.7	$637.5	$650.5	$634.6	$623.7

	As of
	December 31, 2021(c)	September 30, 2021(c)	June 30, 2021(c)	March 31, 2021(c)	December 31, 2020(c)
12-Month Backlog	$3,830	$3,690	$3,590	$3,540	$3,490

(c)	Excludes OpenMarket, which we divested on December 31, 2020

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